FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 26, 2013

TRANSLATION

Autonomous City of Buenos Aires, November 26, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Ch. VII, of the Buenos Aires Stock Exchange Rules.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, attached please find the text of the communication of the government of the Argentine Republic issued yesterday in connection with the agreement in principle between the governments of Argentina, Spain and Mexico.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

TRANSLATION

ANNEX I

    Buenos Aires, November 25, 2013

On the date hereof, in the city of Buenos Aires, at the request of the governments of Argentina, Spain and Mexico, a meeting took place at which José Manuel Soria,Minister of Industry, Energy and Tourism participated on behalf of Spain; Emilio Lozoya Austin,  CEO of Pemex, participated on behalf of Mexico; and Dr. Axel Kicillof, Minister of Economy and Public Finances, and Dr. Carlos Zannini, Legal and Technical Secretary of the Presidency, participated on behalf of the Argentine government.

The meeting was attended, in turn, by Miguel Galuccio, President of YPF; Nemesio Fernández Cuesta, Chief Operating Officer of Repsol; Isidro Fainé representing  “La Caixa” and Don Carlos Bettini, the Argentine ambassador to Spain.

An agreement in principle has been reached for compensation for the expropriation of 51% of the capital stock of YPF which occurred in April 2012, subject to ratification of the highest governing bodies of Repsol. Such agreement in principle will involve determining the amount of compensation and payment with liquid assets and that both sides desist from the legal actions in progress.

The parties agree that this agreement in principle helps to normalize and strengthen the historical ties between the three countries and their companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 26, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer